OncoGenex Technologies Inc.

1001 West Broadway, Suite 400

Vancouver, British Columbia

Canada  V6H 4B1

VIA EDGAR

March 7, 2007

Song P. Brandon

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:               OncoGenex Technologies Inc. (the “Registrant”)
Registration Statement on Form F-1 (File No. 333-139293)

Dear Ms. Brandon:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for an order consenting to the immediate withdrawal of its Registration Statement on Form F-1, File No. 333-139293, together with all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006.  In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time.

The Registrant confirms that none of its common shares were issued or sold in connection with the proposed initial public offering.   The Registrant reserves the right to undertake one or more subsequent private offerings in reliance upon Rule 155(c) under the Securities Act.

Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and is to be included in the file for the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Randal R. Jones of Dorsey & Whitney LLP at (206)903-8814.

Sincerely,

ONCOGENEX TECHNOLOGIES INC.

/s/ Scott Cormack
Scott Cormack
President and Chief Executive Officer